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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For APRIL 27 AND MAY 4, 1999

                               QUEBECOR PRINTING INC.
                   -----------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
              ----------------------------------------------------------
                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          ------                                       -------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    ------                  -------


                                                                    PAGE 1 OF 5
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                                   PRESS RELEASE OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K


April 27, 1999 (# 05\99)

May 4, 1999 (# 06\99)







                                                                    PAGE 2 OF 5
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                                 [LETTERHEAD]

April 27th, 1999                                                            5/99

                            QUEBECOR PRINTING INC.
                      REFINANCING OF CURRENT BANKING DEBT


MONTREAL, CANADA - Quebecor Printing Inc. is currently implementing a financial strategic plan to increase the average term of its indebtedness, improve the flexibility of its bank financing and diversify its funding sources. The company has completed negotiations for the refinancing of its current bank debt and has launched a Commercial Paper program in the Canadian market.

Quebecor Printing Inc. and its subsidiaries will therefore have access to new credit facilities of US $ 1 billion provided by a syndicate of banks led by Royal Bank of Canada, ABN AMRO Bank of Canada, Bank of America Canada and the Canadian Imperial Bank of Commerce, acting as Arrangers. These credit facilities will be used to repay existing bank loans and for general corporate purposes, including ongoing operating requirements, capital expenditures and future acquisitions. They will be available in US dollars, in Canadian dollars and in Euro funds.

Quebecor Printing Inc. also recently launched a Commercial Paper program which is being offered through a dealer group comprising RBC Dominion Securities Inc. and CIBC World Markets. The authorized limit for the program is currently set at C$ 250 million or the equivalent in U.S. dollars and the notes issued thereunder are rated R-1 (low) by DBRS and A-1 by CBRS.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and South America and one of the largest in the United States and Europe. The Corporation is a market leader in most of its product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, as well as directories and bonds. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                        -30-


FOR FURTHER INFORMATION:

Mark D'Souza                           John Paul Macdonald
Vice President & Treasurer             Director, Communications
(514) 954-0101                         (514) 954-0101
41-26-347-4777                         (800) 567-7070


                                                                    PAGE 3 OF 5
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                               [LETTERHEAD]

May 4, 1999                                                                06/99

FOR IMMEDIATE RELEASE


                  QUEBECOR PRINTING APPROVES THE FILING OF A SHELF
                     REGISTRATION STATEMENT FOR LONG-TERM DEBT

MONTREAL, CANADA - Quebecor Printing Inc. announced today that its Board of Directors has approved the filing of a shelf registration statement with the securities authorities in the United States and in Canada with respect to a proposed offering of debentures to be issued by Quebecor Printing Inc. or its subsidiaries. The terms of the debentures and the timing of the offering have note yet been determined. The debentures would be issued under a shelf registration statement providing for the issuance, from time to time during a two-year period, of debentures in an aggregate principal amount of up to US $250 million.

The net proceeds from the sale of the debentures would be used to repay a portion of outstanding indebtedness under existing bank credit facilities and for general corporate purposes.

The offering of the debentures will be made only by means of a prospectus.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI),m a diversified global commercial printing company, is the largest commercial printer in Canada and South America and on of the largest in the United States and Europe. The Corporation is a market leader in most of its product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, as well as directories and bonds. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile Argentina, Peru, Colombia, Mexico and India.


For information:

Mark D'Souza                       John Paul Macdonald
Vice President & Treasurer         Director, Communications
(514) 954-0101                     (514) 954-0101
41-26-347-4777                     (800) 567-7070


                                                                    PAGE 4 OF 5
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                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         QUEBECOR PRINTING INC.



                         By:       (s)  PHILIPPE MONTEL
                               --------------------------------------
                         Name:          Philippe Montel
                         Title:         Vice President, Legal Affairs
                                        and Secretary




Date: MAY 5, 1999





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